UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ARCA biopharma, Inc.

_______________________________________________________________________
(Name of Issuer)

Common Stock

_______________________________________________________________________
(Title of Class of Securities)

00211Y100

_______________________________________________________________________
(CUSIP Number)

January 6, 2015

_______________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 00211Y100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RILEY McCORMACK

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,450,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,450,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.58%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Consists of shares held by the Riley McCormack Revocable Trust, of which the reporting person is trustee.
(2) Based on 21,150,486 shares of Common Stock issued and outstanding per ARCA biopharma, Inc. Form 10-Q dated November 12, 2014.

(Page 2 of 5 Pages)

Item 1(a). Name of Issuer:

ARCA biopharma, Inc.

Item 1(b). Address of Issuer's principal executive offices:

11080 CirclePoint Road, Suite 140
Westminster, Colorado

Item 2(a). Name of persons filing:

RILEY McCORMACK

Item 2(b). Address or principal business office or, if none, residence:

2515 Alhambra Circle
Coral Gables, Florida 33134

Item 2(c). Citizenship or Place of Organization:

USA

Item 2(d). Title of class of securities:

Common Stock

Item 2(e). CUSIP No. 00211Y100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
(j)    ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

(Page 3 of 5 Pages)

Item 4. Ownership

(a) Amount beneficially owned: 2,450,000
(b) Percent of class: 11.58%
(c) Number of shares as to which the person has:
         (i)         Sole power to vote or to direct the vote: 2,450,000
         (ii)         Shared power to vote or to direct the vote: 0
         (iii)         Sole power to dispose or to direct the disposition of: 2,450,000
         (iv)         Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of the Group

NOT APPLICABLE

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

EXHIBITS

None

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015

By: /s/ Riley McCormack
Name/Title: Riley McCormack, Trustee

(Page 5 of 5 Pages)